

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Gary Basrai
President
Tundra Gold Corp.
200 S Virginia Street
Reno, NV 89501

>   **Re: Tundra Gold Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 26, 2010**
>   **File No. 333-169066**

Dear Mr. Basrai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." See Release No. 33-6932 (April 28, 1992). Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan. While you state that your business plan is "to acquire, explore,

and if warranted and feasible, develop natural resource properties," disclose the specific properties you are seeking. Tell us your specific plans, including:

- The experience of your sole officer in executing your business plan of acquiring, exploring and developing properties for gold. In this regard, we note Mr. Basrai's involvement with Ranger Gold Corp. Provide specific disclosure about when Mr. Basrai joined Ranger Gold and the specific steps, including expenditures, Ranger Gold has taken in furtherance of its business plan.

- The amount of resources currently on hand.

- Substantive steps taken in furtherance of a business plan. In this regard, we note your disclosure on page 38. Discuss the specific components of the $5,000 to be spent in the next 12 months for "G&A including expert consultant fees" and the $30,000 to be spent for "Initial property assessment."

- The specific timelines for completing the plan, and the specific circumstances that would cause you to delay.

Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

3. In addition, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

4. Provide the information regarding dilution, as required by Item 506 of Regulation S-K.

Risk Factors, page 14

5. Certain parts of your risk-factor disclosure appear to be generic. Please revise the following passages to tailor them to your circumstances, or alternatively delete them if you are unable to describe a material risk to your business:

- Page 19: "Native groups have made extensive land claims to large areas of land within various parts of the United States." It is unclear whether you are discussing your property in Mineral County, Nevada.

- Page 19: "Access to our property may be restricted through some of the year due to weather in the local area." It is unclear whether you are referring to the Nevada climate.

- Page 24: "Currently, we have no employees, no products in development, no manufacturing facilities and no intellectual property rights. As we develop our product, obtain regulatory approval, hire employees and consultants and seek to protect our intellectual property rights, our, our [sic] current design for internal control over financial reporting…" This description differs from your description of your business as a natural resources prospector.

Because our sole executive officer and directors…, page 16

6. Please describe specifically the conflicts of interest to which you refer. We note that Mr. Basrai's interest in Ranger Gold Corp. would appear to present a conflict. Mr. Eastwood's position as a consultant employed by MinQuest, according to MinQuest's website (http://www.minquestinc.com/Corporate.aspx), would also appear to be a conflict. Please identify and explain all conflicts from an investor's perspective.

7. Please remove all mitigating language from your risk-factor disclosure, such as the statement on page 16 that you will work with several geologists in order to ensure that you are not overly reliant on any one of your directors to provide geological services, and the statement that there have not been any conflicts of interest between your officers and directors and the company to date. Please review your entire Risk Factors section in light of this comment.

Because of our reliance on MinQuest…, pate 16

8. Please explain what you mean when you say that "Our property has been acquired from MinQuest." It appears that you did not acquire the property, but have acquired only the right to conduct mineral exploration activities on the property with the subsequent right to participate in the development of minerals from the property. Please revise for clarity.

Acquisition of Interest, page 34

9. Please disclose that you have the right to terminate the lease agreement at any time upon 60 days advance written notice.

Directors, Executive Officers, Promoters and Control Persons, page 40

10. We note your statement on page 40 that Mr. Basrai "is an accomplished businessman who has owned and operated several businesses in the Fremont, California area for over 30 years." Please replace the claim that Mr. Basrai is an accomplished businessman with disclosure identifying and describing the businesses which he has owned and operated, and his specific business experience during the past five years. Also disclose when he became the sole executive officer of Ranger Gold Corp. Refer to Item 401(e)(1) of Regulation S-K.

11. Provide similar disclosure with respect to Mr. Eastwood. As indicated above, we note that he is a consultant for MinQuest.

12. We note Gurpartap Singh Basrai has signed most of your exhibits and is the sole officer and director of Ranger Gold. On the other hand, you have indicated on this Form S-1 that the sole officer and director of the registrant is Gary Basrai. Please advise.

13. We note your statement on page 41 that none of your officers or directors has been affiliated with any company which has filed for bankruptcy "within the last five years." Please revise your disclosure to comply with Item 401(f) of Regulation S-K, which covers the past ten years.

Certain Relationships and Related Transactions, Page 43

14. Given that Mr. Eastwood joined your board of directors on May 15, 2010, that he is a consultant for MinQuest and that you executed the lease agreement with MinQuest on May 18, 2010, please provide us with an analysis as to why the lease agreement is not considered a related party transaction.

Financial Statements

General

15. Please update the financial statements in your registration statement to comply with Rule 8-08 of Regulation S-X.

Note 2 – Ability to Continue as a Going Concern, page F-7

16. Please revise your disclosure on this page, page 6 and elsewhere in your filing to reflect inception date of September 16, 2009 instead of September 16, 2010.

Signatures, page 49

17. Please revise your signature page to identify your principal financial officer and your controller or principal accounting officer. Refer to Instruction 1 to the Signatures section of Form S-1.

Exhibit 5.1

18. We note the statement that counsel is admitted to practice law in New York. Generally, counsel may not opine on the laws of a state in which counsel is not admitted to practice if the opinion refers to counsel's expertise on the laws of another state, other than Nevada. Accordingly, your next amendment should include either a new legal opinion issued by counsel licensed to practice in Nevada or a revised legal opinion which includes no reference to the laws of New York or to any state other than Nevada.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or in her absence Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        Facsimile No. (516) 887-8250